Exhibit 99.1

Canterbury Park Holding Corporation Reports Second Quarter Results

Shakopee, MN – August 7, 2025 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC) today reported financial results for the three and six months ended June 30, 2025.

($ in thousands, except per share data and percentages)

	Three Months Ended June 30,				Six Months Ended June 30,
	2025	2024	Change		2025	2024	Change
Net revenues	$15,666	$16,202	(3.3%	)	$28,807	$30,300	(4.9%	)

Net (loss) income	$(327)	$338	(196.8%	)	$(627)	$1,336	(146.9%	)

Adjusted EBITDA (1)	$1,873	$2,407	(22.2%	)	$3,812	$5,620	(32.2%	)

Basic EPS	$(0.06)	$0.07	(195.3%	)	$(0.12)	$0.27	(146.2%	)
Diluted EPS	$(0.06)	$0.07	(195.3%	)	$(0.12)	$0.27	(146.2%	)

(1)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenues.

Management Commentary

“Throughout the first half of 2025, we remained focused on our development and growth strategies and mitigating the impact of increased competition. Second quarter revenues of $15.7 million reflect a smaller year-over-year decline versus the first quarter of 2025. Similar to the first quarter, our second quarter results reflect the competitive environment in addition to the impact of fewer live race days versus the prior year period. Notably, casino visits and player counts remain relatively stable though betting levels declined. Adjusted EBITDA of $1.9 million resulted in an adjusted EBITDA margin of 12.0%, slightly lower than the prior year period, partially reflecting the costs to ramp up our casino marketing efforts that are delivering some early signs of success,” said Randy Sampson, President and Chief Executive Officer of Canterbury Park.

“For the casino business, we are re-calibrating and expanding our marketing programs to attract and retain new customers, and increase visitation from high-value guests. For our horse racing operations, we finished the barn relocation and are completing several other renovations which are dramatically improving the racing experience and the environment for our horsemen. In our events business, we have already driven record attendance for several 2025 events and intend to further expand our special event offerings with more large-scale events planned for the balance of the year.

“At the same time, we continue to unlock the monetary value of our real estate through our Canterbury Commons expansion, as our vision to transform Canterbury into a premier regional destination to live, play, work and stay continues to take hold. We are exploring additional trackside development opportunities that would add to the nearly 1,000 residential units, five restaurants and breweries, two music and entertainment venues, 57,000 square-feet of office space, and other distinct amenities already open or under construction.

“While our growth and efficiency initiatives are focused on 2025 and beyond, we continue to believe that our record of consistent annual cash flow generation, return of capital through our quarterly cash dividend and strong balance sheet are not fully recognized in our current valuation. Canterbury has no debt and we believe our cash, tax increment financing (TIF) receivables and real estate joint ventures are valued at over $10 per share. In terms of liquidity, we have nearly $17 million, or approximately $3.33 per share, in cash and short-term investments at the end of the 2025 second quarter. We have nearly $20 million, or approximately $3.90 per share, in TIF receivables on our balance sheet at quarter’s end, on which we expect to receive payments beginning in the fourth quarter of 2025. Lastly, we have contributed a total of just over $16 million, or approximately $3.17 per share, in land and cash to our real estate joint venture development projects for which we share in the economics. This estimated $10.40 per share value does not include the roughly 50 acres of land held for future development, the current value of which is not fully reflected on our balance sheet due to it being recorded on a cost basis. We remain committed to delighting our guests, serving our residents and driving significant long-term value to our shareholders.”

Canterbury Commons Development Update

The Company’s barn relocation and redevelopment plan is substantially complete with over 300 new stalls completed and in operation. Swervo Development Corporation continues to make progress on the construction of its state-of-the-art 19,000-seat amphitheater, which will be operated by Live Nation Entertainment. Canterbury is also nearing completion of a new road adjacent to the amphitheater which will unlock the high-value development potential of approximately 25 acres of prime land in that portion of the site.

Residential and commercial construction updates related to joint ventures include:

●	Phase II of The Doran Group’s upscale Triple Crown Residences at Canterbury Park has leased 95% of its available units. In addition, Phase I of the Triple Crown Residences is now at 42% leased.
●	95% of the 147 units of senior market rate apartments at The Omry at Canterbury are leased.
●

The pizza restaurant, fitness center and BBQ restaurant in the 10,000 square-foot commercial building within the Winners Circle development are in their first year of operation and experiencing their first summer business at Canterbury with positive patronage.

●

Construction of an additional 28,000 square-foot commercial office building within the Winners Circle development is ongoing. The building is 66% leased and marketing is underway for the remainder of the available space. A certificate of occupancy for the new space is expected in the third quarter of 2025.

●

Canterbury’s joint venture partner, Trackside Holdings, LLC, completed construction and transferred the building to the operation entity of Boardwalk Kitchen & Bar. The food and beverage and entertainment space of the facility opened in late June and has experienced a strong start and positive reception from the public.

Residential and commercial construction updates related to prior land sales include:

●	Pulte Homes of Minnesota continues development on the 45-unit second phase of its row home and townhome residences and all of the remaining lots are under contract and construction.

Developer and partner selection for the remaining 50 acres of Canterbury Commons, including 25 acres that will become available for development following the completion of the new road noted above, continues. Uses for these 50 acres could include office, retail, hotel and restaurants. Canterbury, in partnership with the City of Shakopee, engaged a market study with Hunden Partners to identify the highest and best use for this land. Findings will be articulated into a new masterplan.

Summary of 2025 Second Quarter Operating Results

Net revenues for the three months ended June 30, 2025 decreased 3.3% to $15.7 million, compared to $16.2 million for the same period in 2024. The year-over-year comparison reflects declines of 3.6%, 12.9% and 1.6% in Casino, Pari-mutuel and Food and Beverage revenues, respectively, partially offset by an 11.4% increase in Other revenues. The year-over-year decreases primarily reflect the previously noted increased competition that is impacting Casino revenues, two and a half live race days being cancelled due to inclement weather impacting Pari-mutuel and F&B revenues, while the increase in Other revenues reflects strong admission revenues for live racing and special events in the second quarter.

Operating expenses for the three months ended June 30, 2025 were $15.2 million, an increase of $154,000, or 1.0%, compared to operating expenses of $15.1 million for the same period in 2024. The year-over-year increase in operating expenses primarily reflects increased salaries and wages due to annual wage increases, increased professional and contracted services due to increased costs for state vets and stewards, and increased advertising and marketing costs reflecting the implementation of the Company’s expanded and revamped marketing initiatives in the 2025 second quarter. Depreciation expense also increased due to the completion of large capital improvement projects over the past year.

The Company recorded a net loss of $1.4 million and $1.2 million from equity investments for the three months ended June 30, 2025 and 2024, respectively. The loss in both periods is primarily related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures. The increased loss for the three months ended June 30, 2025 is due to the Doran Canterbury II joint venture opening in 2024.

The Company recorded an income tax benefit of $151,000 and income tax expense of $142,000 for the three months ended June 30, 2025 and 2024, respectively. The income tax benefit for the three months ended June 30, 2025 compared to the income tax expense for the same period in 2024 is primarily due to a decrease in income from operations before taxes.

The Company recorded a net loss of $327,000 and a diluted loss per share of $0.06 for the three months ended June 30, 2025. The Company recorded net income of $338,000 and diluted earnings per share of $0.07 for the three months ended June 30, 2024.

Adjusted EBITDA, a non-GAAP measure, was $1.9 million in the 2025 second quarter, compared to $2.4 million in the 2024 second quarter.

Summary of 2025 Year-to-Date Operating Results

Net revenues for the six months ended June 30, 2025, decreased 4.9% to $28.8 million, compared to $30.3 million in the same period last year. The year-over-year comparison reflects declines of 6.1%, 11.4% and 3.5% in Casino, Pari-mutuel and Food and Beverage revenues, respectively, partially offset by a 10.5% increase in Other revenues. The year-over-year decreases primarily reflect the previously noted increased competition that is impacting Casino revenues, two and a half live race days being cancelled due to inclement weather impacting Pari-mutuel and F&B revenues, while the increase in Other revenues reflects strong event admission revenues in the first half of 2025.

Operating expenses for the six months ended June 30, 2025 were $27.7 million, an increase of $310,000, or 1.1%, compared to operating expenses of $27.4 million for the same period in 2024. The year-over-year increase in operating expenses primarily reflects increased salaries and wages due to annual wage increases, increased other operating expenses due to increased property taxes, increased professional and contracted services due to increased costs for state vets and stewards, and higher advertising and marketing costs reflecting the implementation of the Company’s expanded and revamped marketing initiatives implemented in 2025. Depreciation expense also increased due to the completion of large capital improvement projects over the past year.

The Company recorded a net loss of $3.0 million and $2.0 from equity investments for the six months ended June 30, 2025 and 2024, respectively. The loss in both periods is primarily related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures. The increased loss for the six months ended June 30, 2025 is due to the Doran Canterbury II joint venture opening in 2024.

The Company recorded an income tax benefit of $332,000 and income tax expense of $592,000 for the six months ended June 30, 2025 and 2024, respectively. The income tax benefit for the six months ended June 30, 2025 compared to the income tax expense for the same period in 2024 is primarily due to a decrease in income before taxes from operations and a federal interest income tax refund received in the first quarter of 2025.

The Company recorded a net loss of $627,000 and a diluted loss per share of $0.12 for the six months ended June 30, 2025. The Company recorded net income of $1.3 million and diluted earnings per share of $0.27 for the six months ended June 30, 2024.

Adjusted EBITDA, a non-GAAP measure, was $3.8 million for the six months ended June 30, 2025, compared to $5.6 million for the same period in 2024.

Additional Financial Information

Further financial information for the second quarter ended June 30, 2025, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about August 8, 2025.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense, depreciation and amortization, as well as excluding stock-based compensation (which includes our 401(k) match expense as this match occurs in Company stock), depreciation and amortization related to equity investments, and interest expense related to equity investments. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenues. Neither EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin are measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: we may not be successful in implementing our growth strategy; sensitivity to reductions in discretionary spending as a result of downturns in the economy and other factors; we have experienced a decrease in revenue and profitability from live racing; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; our obligation to make improvements in the TIF district that will only be reimbursed to the extent of future tax revenue; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

# # #

Investor Contacts:

Randy Dehmer Senior Vice President and Chief Financial Officer Canterbury Park Holding Corporation 952-233-4828 or investorrelations@canterburypark.com	Joseph Jaffoni, Christin Armacost JCIR 212-835-8500 or cphc@jcir.com

- Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Operating Revenues:
Casino	$9,488,723	$9,845,371	$18,680,881	$19,901,399
Pari-mutuel	2,263,361	2,598,716	3,341,846	3,772,984
Food and Beverage	2,066,758	2,100,231	3,691,511	3,827,380
Other	1,846,892	1,658,077	3,093,128	2,798,621
Total Net Revenues	$15,665,734	$16,202,395	$28,807,366	$30,300,384
Operating Expenses	(15,233,916)	(15,080,180)	(27,725,877)	(27,416,295)
Income from Operations	431,818	1,122,215	1,081,489	2,884,089
Other Loss, net	(910,224)	(641,929)	(2,040,105)	(955,649)
Income Tax Benefit (Expense)	151,000	(142,000)	332,000	(592,000)
Net (Loss) Income	$(327,406)	$338,286	$(626,616)	$1,336,440

Basic (Loss) Earnings Per Share	$(0.06)	$0.07	$(0.12)	$0.27
Diluted (Loss) Earnings Per Share	$(0.06)	$0.07	$(0.12)	$0.27

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

(UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
NET (LOSS) INCOME	$(327,406)	$338,286	$(626,616)	$1,336,440
Interest income, net	(479,380)	(532,570)	(922,661)	(1,071,097)
Income tax (benefit) expense	(151,000)	142,000	(332,000)	592,000
Depreciation and amortization	986,418	889,073	1,917,906	1,740,059
EBITDA	28,632	836,789	36,629	2,597,402
Stock-based compensation	426,298	368,893	808,755	715,358
Depreciation and amortization related to equity investments	678,733	535,164	1,451,026	1,062,789
Interest expense related to equity investments	739,540	666,507	1,516,075	1,244,822
ADJUSTED EBITDA	$1,873,203	$2,407,353	$3,812,485	$5,620,371